Exhibit (a)(5)(M)

Q&A 9/15/17

KEY GENERAL QUESTIONS

Q1:	Are there any updates as to when the acquisition will be complete?

We are on track to meet our target close date in early October 2017, subject to the terms and conditions of the merger agreement and Gilead’s offer to purchase, as announced.

Q2:	How does this transaction affect my current role and future work?

We remain focused on the axi-cel launch, as we were prior to the announcement of the transaction. In the future, the combination of Gilead and Kite has the opportunity to provide tremendous benefit to both teams, and the people around the world whose lives will be improved by revolutionary new treatments.

Gilead recognizes that we have a very talented workforce and this expertise is critical to ongoing innovation in cell therapy. No changes will be made to Kite’s organizational structure in 2017, and Gilead has indicated that the company plans to continue to hire and expand the team after the transaction closes.

Q3:	Is there a hiring freeze?

No. We plan to continue to hire new employees to support the launch and commercialization of axi-cel, as well as future research and development efforts.

Q4:	Will I have to relocate? Will we remain in Santa Monica?

Our local footprint will continue to grow with the completion of the new Kite headquarters on Broadway in Santa Monica. The El Segundo site will also continue to be utilized for planned commercial manufacturing. Gilead is also committed to growth in Europe and will work with Kite leaders to determine the best way to expand into this region and prepare for the important EU axi-cel launch.

Q5:	Will we continue to have a holiday closure in December 2017?

Yes. Gilead also recognizes the importance of spending time with friends, family and loved ones and re-energizing before the start of the New Year. The holiday closure is recognized from December 25, 2017 through January 1, 2018, with a return to work on January 2, 2018.

Q6:	What happens to vacation accrual and approved vacations?

If you already have approved vacation time, please proceed as planned. Your accrued vacation balance will be transferred to your Gilead vacation bank at closing.

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BONUS, ESPP & STOCK QUESTIONS

Q1:	How will the 2017 bonuses be handled?

In recognition of achieving all of Kite’s established 2017 corporate goals, the bonus will be paid out at 125%. This will also apply to the field bonus plan. As a reminder, for employees hired in 2017, bonuses will be prorated based on your start date. For instance, if you joined in July 2017, your prorated bonus will be based on six months of employment.

Gilead has also agreed to and we will be paying a pro rata discretionary bonus to the small group of hourly or non-exempt employees who were not previously part of the bonus program.

These 2017 performance bonus payments will be made to eligible employees by the end of 2017 through the regular Kite payroll process.

Q2:	Will we still conduct performance reviews?

Yes, we will conduct performance reviews in December and will share more details at a later date.

Q3:	Where can I find more information about the Kite Employee Stock Purchase Plan (ESPP)?

Please refer to the ESPP Q&A document that was sent by Christine Cassiano on 9/6/17.

Q4:	Does Gilead have an Employee Stock Purchase Plan (ESPP)?

Yes. Eligible employees may contribute up to 15% of their salaries, subject to IRS limits, on an after-tax basis to purchase Gilead common stock at a discount. The purchase price of stock under the Gilead ESPP will be equal to 85% of the lower of the subscription price or the fair market value of Gilead stock on the purchase date (e.g., a six month “look-back” period). We will provide more information about the Gilead ESPP after the closing of the transaction.

Q5:	Can I exercise my vested Kite stock options or buy or sell Kite shares, including those delivered to me in settlement of my restricted stock units (RSUs), now or before the acquisition closes?

The trading window is now open and will likely remain open through September 26, 2017. For administrative reasons in connection with the transaction, we are closing the window a few days before September 30, 2017. Also, please note that, as always, the window may close for reasons that would make trades inappropriate.

During the open window, if you would like to purchase or sell Kite shares or exercise options, pre-clearance (by email) is required from either David Tanen or Veer Bhavnagri. Please note in any pre-clearance request whether you plan to buy or sell shares of Kite, or to exercise options. Pre-cleared transactions not completed within five business days require an additional pre-clearance authorization.

Q6:	Can I buy or sell Gilead stock now?

Although there is not a specific prohibition on trading in Gilead shares, all Kite employees remain subject to U.S. federal and state securities laws and the rules and regulations promulgated thereunder, including Section 10(b) and Rule 10b-5 of the

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Securities Exchange Act of 1934, applicable to trading in the securities of publicly held companies on the basis of material, non-public information which you may have learned in the course of performing your duties at Kite. Please refer to Kite’s Code of Business Conduct and Ethics and Insider Trading Policy, available from the Human Resources department.

Q7:	Will all of my unvested RSUs automatically vest once the acquisition closes?

No. If you hold unvested Kite RSUs, then your unvested Kite RSUs will be converted into Gilead RSUs with the same terms and conditions as those that currently apply to your unvested Kite RSUs. Your unvested Kite RSUs will be converted into a number of Gilead RSUs based on a conversion ratio that adjusts for the difference between $180, the per share tender offer price, and Gilead’s stock price (note the table below as an example). The conversion ratio is a fraction, the numerator of which is $180 and the denominator of which is Gilead’s volume weighted average stock price for a 15 trading-day period preceding the completion of the tender offer

FOR ILLUSTRATIVE PURPOSES ONLY

	Kite	Gilead
Offer Price/Reference Price	$180	$75
Conversion Ratio	$180/$75 = 2.4
# of RSUs	100 converts to =>	240
RSU Value	$180 × 100 = $18,000	240 × 75 = $18,000

Q8:	How will I be paid for my shares received from vested RSUs and under the ESPP?

The cash payment made for shares received from vested RSUs and purchased under the ESPP prior to the expiration of the offer will be paid through your E*TRADE account. E*TRADE will not be withholding taxes. Individuals will be responsible for their own taxes relating to payments from this transaction. We suggest consulting with your personal tax or financial advisor as it relates to your individual needs.

Q9:	What happens to my unvested options?

If you hold Kite options that are unvested as of the expiration of the offer, your unvested Kite options will be converted into options to purchase Gilead common stock on the same terms and conditions as those that currently apply to your Kite options (ISOs will convert to ISOs and non-qualified options will convert to non-qualified options). Your unvested Kite options will be converted into a number of Gilead options based on a conversion ratio that adjusts for the difference between $180, the per share tender offer price, and Gilead’s volume weighted average stock price for a 15 trading-day period preceding the completion of the tender offer. This conversion ratio will also be used to determine the exercise price of your converted Gilead options in a way that preserves the aggregate

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spread in the option, as illustrated by the example below. The conversion ratio applicable to unvested Kite options is the same as the conversion ratio that will apply to Kite RSUs.

FOR ILLUSTRATIVE PURPOSES ONLY

	Kite	Gilead
Offer Price/Reference Price	$180	$75
Conversion Ratio	$180/$75 = 2.4
# of Options	100 converts to =>	240
Exercise Price	$40 converts to =>	$16.67 (or 40/2.4)
Net Value on Exercise	$180 – $40 = $140 $140 × 100 = $14,000	$75 – $16.67 = $58.33 $58.33 × 240 = $14,000

*All amounts shown are in USD

Q10:	What happens to my vested options?

If you hold Kite options that are vested and unexercised as of the expiration of the offer, each of your vested and unexercised Kite options will be cancelled and converted into the right to receive a cash payment equal to the difference between $180 and the exercise price of your option. For example, if you hold 100 vested Kite options with a per share exercise price of $40, then you will be entitled to receive $140 per option, or $14,000 total, reduced by any applicable withholding taxes. You will receive your cash payment through Kite’s payroll system on the payroll date following the completion of the tender offer or five business days following the completion of the tender offer, whichever is later.

Q11:	If my original exercise price for Kite options is currently $100, and Gilead stock is trading below that price at closing, does that mean that my new Gilead stock options will be underwater (i.e., have a strike price greater than the trading price of the underlying Gilead shares)?

No. Please see the hypothetical example below.

Conversion Ratio = $180/$75 or 2.4

Kite Exercise Price = $100

Conversion Exercise Price = $41.66 ($100/2.4)

Q12:	How will I get paid for my vested Kite options?

The cash payment made for vested Kite options (both ISO and non-qualified) will be made through Kite’s payroll.

Please note that the cash-out payment for all vested Kite options, including ISOs, will be subject to required withholding taxes.

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Q13:	How long will it be from the closing of the transaction until I receive payment for my vested Kite options?

You will receive your cash payment for your vested Kite options through Kite’s payroll system on the payroll date following the completion of the tender offer or five business days following the completion of the tender offer, whichever is later. For instance, if the acquisition closed on October 4th, you would be paid out in the next payroll cycle on October 13th. If the acquisition closed on October 11th, you would be paid on October 18th instead of October 13th.

Q14:	What happens if I voluntarily resign prior to the close of the acquisition or before my Kite options and/or Kite RSUs vest? How does this affect my unvested equity?

As is the case when any employee voluntarily leaves the company, those Kite options and/or Kite RSUs that have not vested will be forfeited in accordance with the terms of those awards.

Q15:	Why do some people have a change of control document but others do not?

All employees who have been granted Kite options or Kite RSUs should have signed a change of control document. If you have not, please contact Human Resources.

BENEFITS

Q1:	When will we know more about Gilead’s benefits, insurance and 401(k)?

Please look for more detailed information in the coming weeks. General information is as follows:

Gilead offers a comprehensive health and wellness program which includes the following medical plans:

•	Anthem Blue Cross PPO Saver
•	Anthem Blue Cross EPO
•	Anthem Blue Cross PPO
•	Kaiser (for California employees)

Gilead also offers Delta Dental, VSP Vision Care, as well as life insurance, accidental death and dismemberment (AD&D) and business travel coverage.

Gilead also offers comprehensive health and risk benefits outside of the United States.

Gilead offers a 401(k) retirement savings plan through Fidelity. The plan provides a company match of 100% of employee contributions, up to a maximum of $10,000 a year. The matching contributions vest immediately.

Q2:	Will my compensation be impacted?

In recognition of Kite’s strong performance in 2017, the bonus will be paid out at the maximum level of 125% at the end of the year. All Kite employees will receive this bonus at the end of December.

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There will be no salary reductions as a result of the merger.

Additionally, Gilead has agreed to maintain each employee’s target bonus percentage for the 2018 fiscal year.

After the transaction is complete, you will receive more information about Gilead compensation and benefits.

Q3:	How will the new organization be structured?

Research and development, as well as the commercialization operations, clinical manufacturing and G&A functions for Kite, will remain based in Santa Monica, California, with planned commercial product manufacturing remaining in El Segundo, California.

As previously stated, we do not anticipate any changes to the organizational structure before the end of the year. We will work together to assess the best structure to build into the future.

EXTERNAL INQUIRIES

Q1:	What information about the acquisition may I share outside the company?

There are strict Securities and Exchange Commission rules governing how Gilead and Kite may communicate about the transaction during this period between the announcement and the close of the deal. Please share only information that has been disclosed publicly.

Q2:	What should I do if I receive a phone call from member of the media?

Please decline to comment and refer calls to Christine Cassiano.

Q3:	What if I have more questions?

Please feel free to ask questions, as always, of any Kite leader. Additionally, you can email questions to Christine Cassiano.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Kite Pharma, Inc. (“Kite”). A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the Securities and Exchange Commission (the “SEC”) by Dodgers Merger Sub, Inc., a subsidiary of Gilead Sciences, Inc. (“Gilead”) and Gilead, and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Kite. The tender offer is being made only pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND STOCKHOLDERS OF KITE ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION.

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In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Kite files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Kite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Kite’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Kite at www.kitepharma.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements related to Kite and the acquisition of Kite by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Kite and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for Kite’s business; the commercial success of Kite’s products; approval of axi-cel by the U.S. Food and Drug Administration; approval of axi-cel by the European Medicines Agency; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Kite’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with employees, customers, other business partners or governmental entities; transaction costs; the risk that the merger will divert management’s attention from Kite’s ongoing business operations; and other risks and uncertainties detailed from time to time in documents filed with the SEC by Kite, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 filed by Kite. All of the materials related to the offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with

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the SEC by Kite at http://ir.kitepharma.com/financials.cfm. All forward-looking statements are based on information currently available to Kite, and Kite assumes no obligation to update any forward-looking statements.

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